SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No. 8)*1

                                 BLUEFLY, INC.
                     -------------------------------------
                                (Name of Issuer)

                    Common Stock, Par Value $0.01 Per Share
                ------------------------------------------------
                         (Title of Class of Securities)

                                   096227103
                     ----------------------------------------
                                 (CUSIP Number)

                              Stephen M. Vine, Esq.
                    Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                               590 Madison Avenue
                            New York, New York 10022
                                 (212) 872-1000
                   -------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 5, 2001
                            ------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                          Continued on following pages
                               Page 1 of 15 Pages
                             Exhibit Index: Page 13


-------------------------
1    Initial filing for SFM Domestic Investments LLC

                                  SCHEDULE 13D
CUSIP NO. 096227103                                           Page 2 of 15 Pages


1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  QUANTUM INDUSTRIAL PARTNERS LDC

2        Check the Appropriate Box If a Member of a Group*
                                                     a. [_]
                                                     b. [X]

3        SEC Use Only

4        Source of Funds*

                  OO

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
                                            [_]

6        Citizenship or Place of Organization

                  Cayman Islands

                           7        Sole Voting Power
 Number of                                  12,777,879**
    Shares
Beneficially               8        Shared Voting Power
 Owned By                                   0
    Each
 Reporting                 9        Sole Dispositive Power
   Person                                   12,777,879**
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            12,777,879**

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*

                                            [X]

13       Percent of Class Represented By Amount in Row (11)

                                            72.18%**

14       Type of Reporting Person*

                  OO; IV


** As explained in Item 6, this number does not include certain shares which the Reporting Person may acquire as a result of an offering of common stock of the Issuer, conducted pursuant to the Investment Agreement discussed in
    Item 6. See Item 6 below.

                           *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
CUSIP NO. 096227103                                           Page 3 of 15 Pages


1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  QIH MANAGEMENT INVESTOR, L.P.

2        Check the Appropriate Box If a Member of a Group*
                                                     a. [_]
                                                     b. [X]

3        SEC Use Only

4        Source of Funds*

                  AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
                                            [_]

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
 Number of                                  12,777,879**
    Shares
Beneficially               8        Shared Voting Power
 Owned By                                   0
    Each
 Reporting                 9        Sole Dispositive Power
   Person                                   12,777,879**
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            12,777,879**

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*

                                            [X]

13       Percent of Class Represented By Amount in Row (11)

                                            72.18%**

14       Type of Reporting Person*

                  PN; IA


** As explained in Item 6, this number does not include certain shares which the Reporting Person may acquire as a result of an offering of common stock of the Issuer, conducted pursuant to the Investment Agreement discussed in
    Item 6. See Item 6 below.


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
CUSIP NO. 096227103                                           Page 4 of 15 Pages


1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  QIH MANAGEMENT, INC.

2        Check the Appropriate Box If a Member of a Group*
                                                     a. [_]
                                                     b. [X]

3        SEC Use Only

4        Source of Funds*

                  AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
                                            [_]

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
 Number of                                  12,777,879**
    Shares
Beneficially               8        Shared Voting Power
 Owned By                                   0
    Each
 Reporting                 9        Sole Dispositive Power
   Person                                   12,777,879**
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            12,777,879**

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*

                                            [X]

13       Percent of Class Represented By Amount in Row (11)

                                            72.18%**

14       Type of Reporting Person*

                  CO


** As explained in Item 6, this number does not include certain shares which the Reporting Person may acquire as a result of an offering of common stock of the Issuer, conducted pursuant to the Investment Agreement discussed in
    Item 6. See Item 6 below.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
CUSIP NO. 096227103                                           Page 5 of 15 Pages


1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  SOROS FUND MANAGEMENT LLC

2        Check the Appropriate Box If a Member of a Group*
                                                     a. [_]
                                                     b. [X]

3        SEC Use Only

4        Source of Funds*

                  AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
                                            [_]

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
 Number of                                  12,777,879**
    Shares
Beneficially               8        Shared Voting Power
 Owned By                                   0
    Each
 Reporting                 9        Sole Dispositive Power
   Person                                   12,777,879**
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            12,777,879**

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*

                                            [X]

13       Percent of Class Represented By Amount in Row (11)

                                            72.18%**

14       Type of Reporting Person*

                  OO; IA

** As explained in Item 6, this number does not include certain shares which the Reporting Person may acquire as a result of an offering of common stock of the Issuer, conducted pursuant to the Investment Agreement discussed in
    Item 6. See Item 6 below.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
CUSIP NO. 096227103                                           Page 6 of 15 Pages


1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  SFM DOMESTIC INVESTMENTS LLC

2        Check the Appropriate Box If a Member of a Group*
                                                     a. [_]
                                                     b. [X]

3        SEC Use Only

4        Source of Funds*

                  OO

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
                                            [_]

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
 Number of                                  418,159**
    Shares
Beneficially               8        Shared Voting Power
 Owned By                                   0
    Each
 Reporting                 9        Sole Dispositive Power
   Person                                   418,159**
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            418,159**

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*

                                            [X]

13       Percent of Class Represented By Amount in Row (11)

                                            7.83%**

14       Type of Reporting Person*

                  OO

** As explained in Item 6, this number does not include certain shares which the Reporting Person may acquire as a result of an offering of common stock of the Issuer, conducted pursuant to the Investment Agreement discussed in
    Item 6. See Item 6 below.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
CUSIP NO. 096227103                                           Page 7 of 15 Pages


1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  GEORGE SOROS (in the capacity described herein)

2        Check the Appropriate Box If a Member of a Group*
                                                     a. [_]
                                                     b. [X]

3        SEC Use Only

4        Source of Funds*

                  AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
                                            [_]

6        Citizenship or Place of Organization

                  United States

                           7        Sole Voting Power
 Number of                                  13,196,038**
    Shares
Beneficially               8        Shared Voting Power
 Owned By                                   0
    Each
 Reporting                 9        Sole Dispositive Power
   Person                                   13,196,038**
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            13,196,038**

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*

                                            [X]

13       Percent of Class Represented By Amount in Row (11)

                                            72.82%**

14       Type of Reporting Person*

                  IA


** As explained in Item 6, this number does not include certain shares which the Reporting Person may acquire as a result of an offering of common stock of the Issuer, conducted pursuant to the Investment Agreement discussed in
    Item 6. See Item 6 below.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 8 of 15 Pages


                  This Amendment No. 8 to Schedule 13D relates to shares of Common Stock, $0.01 par value per share (the "Shares"), of Bluefly, Inc. (the "Issuer"). This Amendment No. 8 supplementally amends the initial statement on
Schedule 13D, dated August 6, 1999, and all amendments thereto (collectively, the "Initial Statement"), filed by the Reporting Persons (as defined herein). This Amendment No. 8 is being filed by the Reporting Persons to report that the conditions provided for in the Investment Agreement (as described herein) have been satisfied, and as a result QIP (as defined herein) and SFM Domestic Investments (as defined herein) have acquired additional Shares of the Issuer as described herein. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Initial Statement. The Initial Statement is supplementally amended as follows.

                  Item 2.  Identity and Background

                  This Statement is being filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

                  (i)      Quantum Industrial Partners LDC ("QIP");

                  (ii)     QIH Management Investor, L.P. ("QIHMI");

                  (iii)    QIH Management, Inc. ("QIH Management");

                  (iv)     Soros Fund Management LLC ("SFM LLC");

                  (v)      SFM   Domestic   Investments   LLC   ("SFM   Domestic
                           Investments"); and

                  (vi)     Mr. George Soros ("Mr. Soros").

                  This Statement relates to the Shares held for the accounts of QIP and SFM Domestic Investments.

                  SFM Domestic Investments is a Delaware limited liability company with its principal address at 888 Seventh Avenue, 33rd Floor, New York, New York 10106. The principal business of SFM Domestic Investments is investment in securities. Mr. Soros is the sole managing member of SFM Domestic Investments and in such capacity may be deemed to be the beneficial owner of the securities held for the account of SFM Domestic Investments.

                  During the past five years, none of the Reporting Persons, and, to the best of the Reporting Persons knowledge, no other person identified in response to this Item 2 has been (a) convicted in a criminal proceeding or
(b) a party to any civil proceeding as a result of which it or he has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

                  Item 3.  Source and Amount of Funds or Other Consideration

                  On February 5, 2001, after satisfaction of the conditions set forth in the Investment Agreement, QIP and SFM Domestic Investments acquired a total of 8,889,414 shares of Series B Preferred Stock as a result of the automatic conversion of the subordinated convertible notes held by them. No additional funds were expended to purchase the Shares as reported herein as being acquired since December 14, 2000 (60 days prior to the date hereof).

                                                              Page 9 of 15 Pages

                  Item 4.   Purpose of Transaction

                  The   information  set  forth  in  Item  6  hereof  is  hereby
incorporated by reference into this Item 4.

                  David Wassong ("Mr. Wassong"), an employee of Soros Private Funds Management LLC, an affiliate of SFM LLC, and a non managing member of SFM Domestic Investments, was elected a director of the Issuer effective February 5, 2001. As a director of the Issuer, Mr. Wassong may have influence over the corporate activities of the Issuer, including activities which may relate to transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

                  The Reporting Persons reserve the right to acquire, or cause to be acquired, additional securities of the Issuer, to dispose of, or cause to be disposed, such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Persons, market conditions or other factors.



                  Item 5.  Interest in Securities of the Issuer

                  (a) (i) Each of QIP, QIHMI, QIH Management and SFM LLC may be deemed the beneficial owner of 12,777,879 Shares (approximately 72.18% of the total number of Shares outstanding assuming the exercise and conversion of all of the securities held for the account of QIP). This number consists of A) 3,806,923 Shares issuable upon the conversion of 454,410 shares of Series A Preferred Stock, (B) 8,607,843 Shares issuable upon the conversion of 8,607,843 shares of Series B Preferred Stock and C) 363,113 Shares issuable upon the exercise of warrants held for the account of QIP.

                  (ii) SFM Domestic Investments may be deemed the beneficial owner of 418,159 Shares (approximately 7.83% of the total number of Shares outstanding assuming the exercise and conversion of all the securities held for its account.) This number consists of A) 124,701 Shares issuable upon the conversion of 5,590 shares of Series A Preferred Stock held for its account, B) 281,571 Shares issuable upon the conversion of 281,571 shares of Series B Preferred Stock held for its account and C) 11,887 Shares issuable upon the exercise of warrants held for its account.

                  (iii) Mr. Soros may be deemed the beneficial owner of 13,196,038 Shares (approximately 72.82% of the total number of Shares outstanding assuming the exercise and conversion of all of the securities held for the accounts of QIP and SFM Domestic Investments). This number consists of
A) 3,806,923 Shares issuable upon the conversion of 454,410 shares of Series A Preferred Stock held for the account of QIP, B) 8,607,843 Shares issuable upon the conversion of 8,607,843 shares of Series B Preferred Stock held for the account of QIP, C) 363,113 Shares issuable upon the exercise of warrants held for the account of QIP, D) 124,701 Shares issuable upon the conversion of the 5,590 shares of Series A Preferred Stock held for the account of SFM Domestic Investments, E) 281,571 Shares issuable upon the conversion of 281,571 shares of Series B Preferred Stock held for the account of SFM Domestic Investments and F) 11,887 Shares issuable upon the exercise of warrants held for the account of SFM Domestic Investments.

                  (b)(i) Each of QIP, QIHMI, QIH Management and SFM LLC (by virtue of the QIP contract) may be deemed to have the sole power to direct the voting and disposition of the 12,777,879 Shares held for the account of QIP (assuming the conversion of all the Series A Preferred Stock and the Series B Preferred Stock, and the exercise of all warrants held for the account of QIP.)

                  (ii) SFM Domestic Investments may be deemed to have the sole power to direct the voting and disposition of the 418,159 Shares held for its account (assuming the conversion of all the Series A Preferred Stock and the Series B Preferred Stock, and the exercise of all warrants held for its account.)

                  (iii) Mr. Soros (as a result of his position with SFM LLC and in his capacity as the sole managing member of SFM Domestic Investments) may be deemed to have the sole power to direct the voting and disposition of 13,196,038 Shares held for the accounts of QIP and SFM Domestic Investments. This number consists of A) 12,777,879 Shares held for the account of QIP (assuming the conversion of all the Series A Preferred Stock and the Series B Preferred Stock, and the exercise of all warrants held for the account of QIP) and B) 418,159 Shares held for the account of SFM Domestic Investments (assuming the conversion of all the Series A Preferred Stock and the Series B Preferred Stock, and the exercise of all the warrants held for the account of SFM Domestic Investments).

                                                             Page 10 of 15 Pages

                  (c) Except for the transactions described in Item 6 below, there have been no transactions effected with respect to the Shares since December 14, 2000 (60 days prior to the date hereof) by any of the Reporting Persons.

                  (d)(i) The shareholders of QIP, including Quantum Industrial Holdings, Ltd., a British Virgin Islands international business company, have the right to participate in the receipt of dividends from, or proceeds from the sales of, the securities held for the account of QIP in accordance with their ownership interests in QIP.

                  (ii) Certain members of SFM Domestic Investments have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the account of SFM Domestic Investments.

                  (e)      Not applicable.

                  Item 6.  Contracts,     Arrangements,     Understandings    or
Relationships with Respect to Securities of the Issuer


                  On November 13, 2000, QIP and SFM Domestic Investments entered into an Investment Agreement with the Issuer (a copy of which was previously filed as Exhibit LL to Schedule 13D Amendment No. 7 and is incorporated by reference in response to this Item 6). The Investment Agreement provides that upon satisfaction of certain conditions (i) the Issuer will reincorporate as a Delaware corporation; (ii) the principal and accrued but unpaid interest on all the subordinated convertible notes held by QIP and SFM Domestic Investments (copies of the notes were previously filed as Exhibits MM to PP to Schedule 13D Amendment No. 7 and are incorporated by reference in response to this Item 6) will convert into shares of Series B Preferred Stock of the new Delaware corporation at a rate of $2.34 per share; and (iii) the terms of the Series A Preferred Stock will be amended to lower the conversion price from $10.50 to $2.34 per share. These conditions include shareholder approval of: the reincorporation, the issuance of at least 8,547,009 shares of Series B Preferred Stock to QIP and SFM Domestic Investments, and the amendment of the terms of the Series A Preferred Stock. All of such conditions were fulfilled by February 5, 2001.

                  As a result, on February 5, 2001, the subordinated convertible notes held by QIP and SFM Domestic Investments were automatically converted into an aggregate of 8,889,414 shares of Series B Preferred Stock of the Issuer. Simultaneously, QIP and SFM Domestic Investments sold 21,638 shares of Series B Preferred Stock in a privately negotiated transaction at a price of $2.34 per share. At the same time, the terms of the Series A Preferred Stock were amended to lower the conversion price and delete the provision which provides for adjustment to the conversion price if the Issuer issues Shares at a price below the then effective conversion price. With the issuance of the Series B Preferred Stock, QIP and SFM Domestic Investments hold in the aggregate 72.82% of the outstanding Shares (assuming the conversion of all the Series A Preferred Stock, Series B Preferred Stock and warrants to acquire the Shares held by such entities). In addition, as a result of their ownership of a majority of the shares of the Series A Preferred Stock and Series B Preferred Stock, QIP and SFM Domestic Investments have the right to elect two directors to the Board of Directors of the Issuer, each of which has seven votes on matters that come before the Board of Directors. Together these directors are entitled to cast 14 out of the aggregate 19 votes entitled to be cast on any matter before the Board of Directors. Therefore, QIP and SFM Domestic Investments may have the ability to propose or implement some or all of the events listed in Item 4(a)-(j) of
Schedule 13D.

                  In addition, pursuant to the Investment Agreement the Issuer is obligated to undertake a rights offering of $20,000,000 of the Shares to all holders of common stock at a price per share of $2.34. QIP and SFM Domestic Investments have agreed to purchase that portion of the Shares which are not purchased by Issuer's stockholders in the offering. The total dollar amount of Shares to be purchased by QIP and SFM Domestic Investments at $2.34 per share will be equal to the difference between $20,000,000 and the amount purchased by

                                                             Page 11 of 15 Pages

Issuer's stockholders, but in no event will QIP and SFM Domestic Investments purchase more than $10,000,000 in the aggregate. Depending on the number of Shares acquired pursuant to this Standby Commitment, QIP and SFM Domestic Investments would be the beneficial owners of between 49.5% and 78.0% of the outstanding Shares (assuming the conversion of all the Series A Preferred Stock, Series B Preferred Stock and warrants to acquire the Shares held by such entities).

                  Pursuant to the Certificate of Incorporation of Issuer (a copy of which is incorporated by reference hereto as Exhibit RR and incorporated herein by reference in response to this Item 6), the holders of Series A Preferred Stock and Series B Preferred Stock are entitled to a dividend of 8% per annum ,upon the occurrence of certain events,and a preference on liquidation. The liquidation preference on the Series A Preferred Stock is equal to $20 a share plus accrued but unpaid dividends and the liquidation preference on the Series B Preferred Stock is equal to $2.34 per share plus accrued but unpaid dividends plus the amount that QIP and SFM Domestic Investments has invested in the Issuer pursuant to the Investment Agreement. The Series B Preferred Stock is convertible into the Shares on a one-for-one basis, subject to standard anti-dilution provisions.

                  The foregoing description of the Investment Agreement and the Certificate of Incorporation do not purport to be complete and are qualified in their entirety by the terms of each such document which are incorporated herein by reference.

                  Except as set forth herein, the Reporting Persons do not have any contracts, arrange-ments, understandings or relationships with respect to any securities of the Issuer.

                  Item 7.  Material to be Filed as Exhibits

                  The Exhibit Index is incorporated herein by reference.

                                                             Page 12 of 15 Pages


                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.


Date: February 12, 2001                     QUANTUM INDUSTRIAL PARTNERS LDC

                                            By:      /s/ Richard D. Holahan, Jr.
                                                     ---------------------------
                                                     Richard D. Holahan, Jr.
                                                     Attorney-in-Fact


Date: February 12, 2001                     QIH MANAGEMENT INVESTOR, L.P.

                                            By:      QIH Management, Inc.,
                                                     its General Partner


                                            By:      /s/ Richard D. Holahan, Jr.
                                                     ---------------------------
                                                     Richard D. Holahan, Jr.
                                                     Secretary


Date: February 12, 2001                     QIH MANAGEMENT, INC.


                                            By:      /s/ Richard D. Holahan, Jr.
                                                     ---------------------------
                                                     Richard D. Holahan, Jr.
                                                     Secretary


Date: February 12, 2001                     SOROS FUND MANAGEMENT LLC


                                            By:      /s/ Richard D. Holahan, Jr.
                                                     ---------------------------
                                                     Richard D. Holahan, Jr.
                                                     Assistant General Counsel


Date: February 12, 2001                     SFM DOMESTIC INVESTMENTS LLC


                                            By:      /s/ Richard D. Holahan, Jr.
                                                     ---------------------------
                                                     Richard D. Holahan, Jr.
                                                     Attorney-in-Fact


Date: February 12, 2001                     GEORGE SOROS


                                            By:      /s/ Richard D. Holahan, Jr.
                                                     ---------------------------
                                                     Richard D. Holahan, Jr.
                                                     Attorney-in-Fact

                                                             Page 13 of 15 Pages

                                  EXHIBIT INDEX


        QQ.     Joint  Filing  Agreement  dated as of  February  12,
                2001 by, and among  Quantum Industrial  Partners LDC,
                QIH Management  Investor,  L.P., QIH Management,  Inc.,
                Soros Fund Management LLC, SFM Domestic Investments LLC,
                and Mr. George Soros..........................................14


        RR. Certificate of Incorporation of Bluefly, Inc. filed with the Delaware Secretary of State on February 2, 2001/2

























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2    A form of which was filed as Exhibit C to the Investment Agreement dated as of November 13, 2000, by, and among Bluefly, Inc., Bluefly Merger Sub, Inc., Quantum Industrial Partners LDC and SFM Domestic Investments LLC which was filed as Exhibit 10.23 to Issuer's Form 10Q for the quarterly period ended September 30, 2000.